STATEMENT OF FINANCIAL CONDITION

N.A. Investcorp LLC
Year Ended June 30, 2022
With Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66812

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 AND ENDING 06/30/2022
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **N.A. Investcorp LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 Park Ave   **36th Floor**
(No. and Street)

New York   **NY**   **10017**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sami Qasimi   **212-703-1196**   sqasimi@investcorp.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young

(Name – if individual, state last, first, and middle name)

Bahrain World Trade Center, 10th Floor, East Tower, P.O. Box 140 **Manama**   **Bahrain**

(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sami Qasimi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.A. Investcorp LLC _____, as of 6/30 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____



Notary Public

Michelle L. Kaler
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01KA6289658
Qualified in New York County
Commission Expires September 30, 2025

Title:
Chief Compliance Officer



This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2022

Contents



Ernst & Young
P O Box 140
10ᵗʰ Floor, East Tower
Bahrain World Trade Centre
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
C.R. No. 6700

Report of Independent Registered Public Accounting Firm
To the Member of N.A. Investcorp LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of 30 June 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at 30 June 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young

We have served as the Company's auditor since 2013.

25 August 2022
Manama, Kingdom of Bahrain

N.A. INVESTCORP LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

		2022
ASSETS		
Cash and cash equivalents	$	1,207,076
Due from an affiliate		360,960
Prepaid expenses		12,047
Total assets	$	**1,580,083**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	99,827
Member's equity		1,480,256
Total liabilities and member's equity	$	**1,580,083**

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

1. INCORPORATION AND ACTIVITIES

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The Parent is an indirect wholly owned subsidiary of Investcorp Holdings B.S.C. (closed) ("Holdings"), a holding company incorporated in the Kingdom of Bahrain. The ultimate parent of Holdings is SIPCO Holdings Limited incorporated in the Cayman Islands. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at June 30, 2022.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. The Company's cash and cash equivalents, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, due from an affiliate and accounts payable approximate fair value because of their short-term maturities.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

Going Concern

Management has made an assessment of the Company's ability to continue as a going concern and is satisfied that it has sufficient resources to continue in business for the foreseeable future. Furthermore, management is not aware of any conditions and events that may raise substantial doubt upon the Company's ability to continue as a going concern. Therefore, the statement of financial condition continues to be prepared on the going concern basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from these estimates.

3. RELATED PARTY BALANCES

Due from an affiliate

As of June 30, 2022, the Company maintained a balance with the ultimate parent, amounting to $360,960. The balance may be withdrawn on demand.

4. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2022, the Company had regulatory net capital of $1,107,249, which exceeded the requirement of $6,655 by $1,100,594. The Company's ratio of aggregate indebtedness to regulatory net capital was 9.02% at June 30, 2022.

5. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform ("ASC 848"). This ASU facilitates the transition by providing optional expedients and exceptions to the existing accounting requirements for contract modifications and hedging relationships, and other transactions impacted by the reference rate reform. This ASU became effective on March 12, 2020 and applies to contracts and hedging relationships entered into on or prior to December 31, 2022. Subsequently the FASB issued ASU 2021-01 for codification improvements related to ASU 2016-13. The Company is evaluating which transitional guidance will be adopted, but does not expect there to be a material impact on its Statement of Financial Condition.

In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements ("ASU No. 2020- 10"). The amendments in this ASU affect a wide variety of ASC Topics (e.g., amendments to ASC 460 Guarantees, ASC 830 Foreign Currency Matters, etc.). The adoption of ASU No. 2020-10 did not have a material impact on the Company's Statement of Financial Condition.

6. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition or the notes thereto.